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                             September 8, 2022

       Junling Liu
       Chief Executive Officer
       111, Inc.
       3-5/F, No.295 ZuChongZhiRoad,
       Pudong New Area
       Shanghai, 201203
       The People   s Republic of China

                                                        Re: 111, Inc.
                                                            Annual Report on
Form 20-F
                                                            Filed April 29,
2022
                                                            File No. 001-38639

       Dear Mr. Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed April 29, 2022

       Introduction, page 1

   1. We note that your definition of China and the PRC excludes Hong Kong, Macau and
                                                        Taiwan. Revise your
definition and disclosure to clarify that the legal and
                                                        operational risks
associated with operating in China also apply to any operations in Hong
                                                        Kong.
       Item 3. Key Information, page 3

   2.                                                   We note your disclosure
on page 3 that you are    a Cayman Islands holding company and
                                                        currently conduct
[your] operations in China through [your] PRC subsidiaries.    Please
                                                        revise to disclose
prominently that you are not a Chinese operating company. Your disclosure should
acknowledge that Chinese regulatory authorities could disallow this
 Junling Liu
FirstName
111, Inc. LastNameJunling Liu
Comapany 8,
September Name111,
             2022 Inc.
September
Page  2   8, 2022 Page 2
FirstName LastName
         structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Additionally, provide a cross-
         reference to your detailed discussion of the risks facing the company if China were to change the rules and regulations regarding foreign ownership in the industry in which the company operates.
3.       Please refrain from using terms such as    we    or    our    when
describing activities or
         functions of a VIE throughout the document. In this regard, we note for example, on page
         125, references to    our variable interest entities.
4. Please revise to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website. Please make similar revisions in your related risk factor, and include a cross-reference here to your risk factor discussion.
5. Please expand your disclosure on page four to state whether any transfers, dividends, or distributions have been made to date by the holding company to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
6. We note your disclosure on page 5 regarding restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or you
         PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Provide cross-references to these other discussions here, and in your summary risk factors and risk factors sections, as well.
7. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state that you have no such cash management policies that dictate how funds are transferred. In this regard, we note your disclosure on pages 4-5 regarding transfer of funds prior to the termination of the VIE structure and cumulative capital contributions made as of the date of this document. Provide a cross-reference to the discussion of this issue elsewhere in this document, as applicable.
8. Please expand your disclosure to provide early in the discussion a diagram of your
         company   s corporate structure, similar to that provided on page 84.
Identify the person or
         entity that owns the equity in each depicted entity.
9.       We note your summary of risks about    Risks Related to Doing Business
in China    on
         page 7. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document.
 Junling Liu
FirstName
111, Inc. LastNameJunling Liu
Comapany 8,
September Name111,
             2022 Inc.
September
Page  3   8, 2022 Page 3
FirstName LastName
         For example, specifically discuss risks that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please provide a cross-reference to the relevant individual detailed risk factor for each summary risk factor.
10. We note your disclosure on page 6 that your PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the
         business operations of [y]our subsidiaries in China.    The disclosure
here should not be
         qualified by materiality. Please make appropriate revisions to your disclosure.
11. You disclose on page 6 that you may be required to obtain permissions from the CSRC or the CAC in connection with any future offering and listing in an overseas market. Please revise to state affirmatively whether you or your subsidiaries are required to obtain permissions from the CSRC or the CAC in order to offer securities to foreign investors.
         To the extent that you believe such permissions or approvals are not required, please disclose the basis on which you made that determination. Please also state affirmatively whether any permissions or approvals have been denied. Additionally, we note your disclosure about consequences to you and your investors if you or your subsidiaries fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing. Please expand your disclosure to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
12. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when
 Junling Liu
111, Inc.
September 8, 2022
Page 4
      necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Uncertainties in the interpretation and enforcement of PRC laws, page 28

13. Please revise this risk factor to explain that the risk that Chinese government may intervene or influence your operations at any time could result in a material change in your operations and/or the value of the securities you are registering. The approval, filing or other requirements of the China Securities Regulatory Commission..., page 29

14. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China over data security, please revise your disclosure to explain how this oversight impacts your business and any future offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our ADSs may be delisted and our ADSs and Class A ordinary shares..., page 40

15. Please revise this risk factor, including the title, to state that if the Accelerating Holding
      Foreign Companies Accountable Act is enacted, it would decrease the period of time in which your ADSs may be prohibited from trading or delisted from three years to two years.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.



                                                               Sincerely,
FirstName LastNameJunling Liu
                                                               Division of
Corporation Finance
Comapany Name111, Inc.
                                                               Office of Trade
& Services
September 8, 2022 Page 4
cc:       Kevin Zhang, Esq.
FirstName LastName